August 12, 2010
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3030
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention: Ms. Kate Tillan
Re: Insulet Corporation
Form 10-K for the Fiscal Year ended December 31, 2009
Filed March 9, 2010
Schedule 14A filed April 5, 2010
File No. 001-33462
Dear Ladies and Gentlemen:
This letter is being furnished on behalf of Insulet Corporation (the “Company”) in response to comments in the letter dated July 15, 2010 (the “Letter”) from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Brian Roberts, Chief Financial Officer of the Company, with respect to the Company’s Form 10-K for the Fiscal Year ended December 31, 2009 that was filed March 9, 2010 and the Company’s Form 10-Q for the Fiscal Quarter Ended March 31, 2010.
The responses set forth below have been organized in the same manner in which the Commission’s comments were organized.
Form 10-K for the Fiscal Year Ended December 31, 2009
Note 8. Facility Agreement and Common Stock Warrants, page F-17
1.	With respect to your analysis under FASB ASC 815-40, we note that in the event of ‘default’ or a ‘major transaction’, both as defined in the warrant agreement, you would issue shares to the warrant holder based upon the Black-Scholes value of the warrant effectively adjusting the strike price. Since the settlement amount of the warrants can be affected by those events and the occurrence of those events is not an input to the fair value of a fixed-for-fixed option on equity shares, please tell us why you concluded that the warrants are indexed to your own stock. Please also describe for us in detail how you assessed all of the factors in paragraphs 15 to 17 of EITF 07-05 (FASB ASC 815-40-15-7C to 15-7G) in supporting your conclusion. Please also refer to Examples 8 and 9 in EITF 07-05 (FASB ASC 815-40-55-33 to 55-35).

RESPONSE:

Securities and Exchange Commission
August 12, 2010

Prior to addressing this point, we think it is important to note that under the terms of the Warrants in question, there are no provisions resulting in an adjustment to the strike price and there are no provisions that would result in the issuance of additional warrants. There are standard anti-dilution provisions which provide the Warrantholder with the same protections afforded every other common stockholder. As part of the restatement of our financial statements as set forth in our Form 10-K/A for the year ended December 31, 2009 related to the correction required to recognize the September 2009 debt amendment as a modification rather than debt extinguishment, we revised Footnote 8 (Facility Agreement and Common Stock Warrant) with respect to the description of the terms of the Warrants. It appears that based on the prior disclosure in Footnote 8, the Staff may have the impression that the strike price of the Warrants is reset or additional warrants may be issued. We wish to confirm to the Staff that there are no provisions resulting in an adjustment to the strike price of our Warrants and there are no provisions that would result in the issuance of additional warrants except in the case of dilution from stock splits, stock dividend and related events.

Related to the specific accounting analysis, as the Staff has noted, in the event of a Major Transaction or Event of Default, as defined in the Warrants, the Company may issue shares to the Warrantholders in a cashless exercise based upon the Black-Scholes value of the Warrants. Upon an Event of Default, a Warrantholder shall notify the Company of its desire to have the Company elect to effect an early termination of the Warrant, in which case the Company has the right but not the obligation to terminate the Warrant through a cash payment. If the Company does not exercise its right, the Warrantholder will exercise the Warrant for shares. The Warrants also provide that change in control events are considered a Major Transaction. Upon a Major Transaction, a Warrantholder is entitled to a payment in cash and/or shares commensurate with the consideration in the Major Transaction. In all such circumstances, the termination can be settled in shares at the Company’s discretion.

The first step in evaluating our instrument with the above terms for indexation to our equity is described in ASC 815-40 (formerly Emerging Issues Task Force (“EITF”) 07-5) and focuses on a strict application of what is generally referred to as the “fixed-for-fixed” concept. The following is the authoritative guidance we considered:
ASC 815-40-15-7C (formerly EITF 07-5 para. 15)
“An instrument (or embedded feature) shall be considered indexed to an entity’s own stock if its settlement amount will equal the difference between the fair value of a fixed number of the entity’s equity shares and a fixed monetary amount or a fixed amount of a debt instrument issued by the entity. For example, an issued share option that gives the counterparty a right to buy a fixed number of the entity’s shares for a fixed price or for a fixed stated principal amount of a bond issued by the entity would be considered indexed to the entity’s own stock.”
ASC 815-40-15-7D (formerly EITF 07-5 para. 15 and 16)

Securities and Exchange Commission
August 12, 2010

“An instrument’s strike price or the number of shares used to calculate the settlement amount are not fixed if its terms provide for any potential adjustment, regardless of the probability of such adjustment(s) or whether such adjustments are in the entity’s control. If the instrument’s strike price or the number of shares used to calculate the settlement amount are not fixed, the instrument (or embedded feature) would still be considered indexed to an entity’s own stock if the only variables that could affect the settlement amount would be inputs to the fair value of a “fixed-for fixed” forward or option on equity shares.”
Despite the strict “fixed-for-fixed” notion initially established in the literature, the EITF concluded that certain adjustments that literally violate the strict “fixed-for-fixed” notion would not preclude a conclusion that an instrument is indexed to the issuer’s stock, as discussed in the second sentence of ASC 15-7D above. ASC 815-40-15-7E and ASC 815-40-15-7F (formerly EITF 07-5 para. 16) further elaborates on this concept as follows:
“A fixed-for-fixed forward or option on equity shares has a settlement amount that is equal to the difference between the price of a fixed number of equity shares and a fixed strike price. The fair value inputs of a fixed-for-fixed forward or option on equity shares may include the entity’s stock price and additional variables, including the strike price of the instrument, term of the instrument, expected dividends or other dilutive activities, stock borrow cost, interest rates, stock price volatility, the entity’s credit spread, and the ability to maintain a standard hedge position in the underlying shares. Determinations and adjustments related to the settlement amount (including the determination of the ability to maintain a standard hedge position) must be commercially reasonable. An instrument (or embedded feature) would not be considered indexed to the entity’s own stock if its settlement amount is affected by variables that are extraneous to the pricing of a fixed-for-fixed option or forward contract on equity shares. If an instrument’s settlement calculation incorporates variables other than those used to determine the fair value of a fixed-for-fixed forward or option on equity shares, or if the instrument contains a feature (such as a leverage factor) that increases exposure to the additional variables listed above in a manner that is inconsistent with a fixed-for-fixed forward or option on equity shares, the instrument (or embedded feature) would not be considered indexed to the entity’s own stock.”
In describing the “settlement amount” above based on a fixed number of shares for a fixed monetary amount, the EITF was essentially describing the intrinsic value of the option. That is the settlement amount when an option is exercised by paying the strike price and receiving the shares. In our case, as noted above, neither the strike price nor the number of shares covered by the Warrants ever changes except in the case of dilution from stock splits, stock dividends and related events. Such adjustments are specifically contemplated and allowed in ASC 815-40-55-42 and 55-43. The Warrants do not contain any provisions that adjust the Warrants for “down round” issuances as discussed in ASC 815-40-55-33 through 55-34, nor do we have any provisions that allow the Warrants to be settled for a fixed amount as discussed in ASC 815-40-55-35.

Securities and Exchange Commission
August 12, 2010

Our Warrants do allow the holder, contingent on certain events discussed above, to settle the Warrants for an amount calculated under the Black-Scholes valuation model. That fair value would include any intrinsic value (same as the settlement value under EITF 07-5) plus any remaining time value. However, we do not believe that this is contradictory to the guidance or principles in EITF 07-5 simply because time value is also included. The strike price and the number of shares remain the same, but the settlement is simply for the entire fair value, using the very formula referred to in EITF 07-5. In discussions with our auditors, they believe that it was never the intent of the EITF to establish that a warrant that settled for intrinsic value was indexed to a company’s stock, but a warrant that settled for its fair value was not.

Specific to the settlement of our Warrants, the terms of the Warrants specifically outline the inputs to the Black-Scholes settlement value, including the following:
1.	Remaining Term

2.	Interest Rate

3.	Volatility

4.	Stock Price

5.	Dividends

6.	Strike Price
These are the only inputs to the Black-Scholes calculation in the Warrants and this is consistent with ASC 815-40-15-7D which notes that “if the only variables that could affect the settlement amount would be inputs to the fair value of a “fixed-for fixed” forward or option on equity shares” then the instrument would still be considered indexed to an entity’s own stock. ASC 815-40-15-7E specifies the inputs, and the inputs defined in our Warrants are consistent with the literature. We also note that under our Warrants there are no other variables which are inputs to the Black-Scholes settlement value calculation, which is consistent with ASC 815-40-15-7F. Thus, our Warrants are settled for fair value based on company-specific inputs to a standard option valuation model, which is essentially the ultimate in indexation to the company’s own stock.

The following additional guidance is discussed in evaluating the settlement amount for an instrument that may be indexed to the issuers own stock:

ASC 815-40-15-7G
“Standard pricing models for equity-linked financial instruments contain certain implicit assumptions. One such assumption is that the stock price exposure inherent in those instruments can be hedged by entering into an offsetting position in the underlying equity shares. For example, the Black-Scholes-Merton option-pricing model assumes that the underlying shares can be sold short without transaction costs and that stock price changes will be continuous. Accordingly, for purposes of applying Step 2, fair value inputs include adjustments to neutralize the effects of events that can cause stock price discontinuities. For example, a merger announcement may cause an immediate jump (up

Securities and Exchange Commission
August 12, 2010

or down) in the price of shares underlying an equity-linked option contract. A holder of that instrument would not be able to continuously adjust its hedge position in the underlying shares due to the discontinuous stock price change. As a result, changes in the fair value of an equity-linked instrument and changes in the fair value of an offsetting hedge position in the underlying shares will differ, creating a gain or loss for the instrument holder as a result of the merger announcement. Therefore, inclusion of provisions that adjust the terms of the instrument to offset the net gain or loss resulting from a merger announcement or similar event do not preclude an equity-linked instrument (or embedded feature) from being considered indexed to an entity’s own stock.”
Our Warrants do not contemplate the adjustments described above. In fact, our Warrants do not adjust any terms at all. Rather, they settle for fair value calculated under the Black-Scholes model as discussed above. We note that all of the factors which could impact the Black-Scholes settlement value were negotiated and defined as part of the terms of the Warrants. In particular, the inputs relating to volatility and stock price are each individually acceptable inputs to a valuation model, in some cases involving averaging (as explicitly allowed for in ASC 815-40-55-38) and with remaining terms calculated in reference to relevant events triggering the settlement. Based on this and in accordance with ASC 815-40-15-7G, we believe that the Warrants do not contain any terms that would preclude the Warrants from being considered indexed to an entity’s own stock.

2.	Further, with respect to your analysis of the events of ‘default’ or ‘major transactions’ under FASB ASC 815-40-25-4, please tell us how you considered your obligation to provide the Black-Scholes fair value of the warrants upon the occurrence of events that are outside of your control.

RESPONSE:

As discussed above, we believe the settlement for a Black-Scholes fair value complies with the indexation guidance in ASC 815-40-15. Regarding our analysis of the Events of Default and Major Transaction we also considered the following:

ASC 815-40-25-4

Accordingly, unless the economic substance indicates otherwise:
a.	Contracts shall be initially classified as either assets or liabilities in both of the following situations:

Securities and Exchange Commission
August 12, 2010

1. Contracts that require net cash settlement (including a requirement to net cash settle the contract if an event occurs and if that event is outside the control of the entity)
2. Contracts that give the counterparty a choice of net cash settlement or settlement in shares (physical settlement or net share settlement).
b.	Contracts shall be initially classified as equity in both of the following situations:
a. Contracts that require physical settlement or net share settlement
b. Contracts that give the entity a choice of net cash settlement or settlement in its own shares (physical settlement or net share settlement), assuming that all the criteria set forth in paragraphs 815-40-25-7 through 25-35 and 815-40-55-2 through 55-6 have been met.
Our considerations were as follows:
ASC 815-40-25-4, ASC 815-40-25-7 and ASC 815-40-25-8 and ASC 815-40-55-2 through 55-6
•	The terms of the Warrants do not: a) require net cash settlement (even upon the occurrence of an event that is outside the control of the entity); and b) give the counterparty a choice of net cash settlement or settlement in shares (whether through a physical settlement or a net share settlement).

•	Upon an Event of Default, a Warrantholder shall notify the Company of its desire to have the Company elect to effect an early termination of the Warrant, in which case the Company has the right but not the obligation to terminate the Warrant through a cash payment. If the Company does not exercise its right to make a cash payment, the Warrantholder will exercise the Warrant for shares. The Warrants provide for the Warrantholders to receive shares based upon the Black-Scholes value of the Warrants. The Warrants also provide that change in control events are considered a Major Transaction. Upon a Major Transaction, the Warrantholders are entitled to a payment in cash (where the underlying shareholders are required to receive cash in exchange for their equity instruments) and/or shares commensurate with the consideration in the Major Transaction. In all such circumstances, the termination can be settled in shares at the Company’s discretion. Even if cash was required, such a settlement is acceptable under the guidance for equity classification as noted in ASC 815-40-25-7 and 25-8.

•	We also considered ASC 815-40-55-2 through ASC 815-40-55-6 and noted that net-cash settlement is not required (except in situations where the underlying shareholders are required to receive cash in exchange for their equity instruments) and the Warrantholders cannot elect net-cash settlement. The Company cannot be required to make a cash

Securities and Exchange Commission
August 12, 2010

payment unless the holders of common shares are also receiving a commensurate cash payment.
ASC 815-40-25-10 through 25-35
•	We also considered the following criteria as noted in our initial response:
o	Settlement may be in unregistered shares

o	The company has sufficient authorized and unissued shares

o	Contract contains an explicit limit on the number of shares that can be issued

o	No required cash payment if entity fails to timely file

o	No cash-settled top-off or make-whole payment

o	No counterparty rights rank higher

o	No collateral required.
Based upon our review of our original analysis, carefully considering the provisions of the Company’s Warrants and discussions with our auditors, the Company has determined that as of the issuance date and each subsequent balance sheet date, the Warrants should be accounted for as equity.
Form 10-Q for the Fiscal Quarter Ended March 31, 2010
3.	Please ensure you have resolved any comments we may have regarding your confidential treatment request for exhibit 10.1 to your Form 10-Q filed May 7, 2010.

RESPONSE:
Consistent with your comment letter dated June 16, 2010, we submitted a revised confidential treatment request on July 22, 2010 with respect to exhibit 10.1 to our Form 10-Q filed May 7, 2010.
***
     On behalf of the Company, I hereby acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

Securities and Exchange Commission
August 12, 2010

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you have any further comments or questions with regard to the foregoing, please do not hesitate to contact the undersigned by phone at (781)-457-4848 by facsimile transmission at (781)-457-5011 or by e-mail at broberts@insulet.com.

Sincerely,

/s/ Brian Roberts Brian Roberts
Chief Financial Officer

Cc:	Raymond C. Zemlin, Esq.
(Goodwin Procter LLP)